SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

21 March 2017

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 21 March 2017 re: Notice of AGM

21 March 2017

LLOYDS BANKING GROUP PLC

2017 NOTICE OF ANNUAL GENERAL MEETING

In accordance with Listing Rule 9.6.1, Lloyds Banking Group plc (the "Company") has submitted today the 2017 Notice of Annual General Meeting (the "AGM Notice") to the National Storage Mechanism.

The AGM Notice will shortly be available for inspection at www.hemscott.com/nsm.do

A copy of the AGM Notice is available through the 'Shareholder Meetings' ('Shareholder Information') page within the 'Investors & Performance' section of our website www.lloydsbankinggroup.com

Mailing of the AGM Notice, proxy forms for the 2017 Annual General Meeting ("AGM") and related ancillary documentation to shareholders will commence shortly.

The AGM will be held at the Edinburgh International Conference Centre, The Exchange, Edinburgh EH3 8EE on Thursday 11 May 2017 at 11.00 am.

The AGM Notice seeks shareholder approval for a number of resolutions, including the adoption of new articles of association (the "New Articles") in substitution for the Company's existing articles of association (the "Articles"). If approved, the New Articles will be adopted with effect from the conclusion of the AGM. A summary of the changes introduced by the New Articles is set out in the explanatory notes to the AGM Notice. The Articles and the New Articles are available for inspection at the Company's head office at 25 Gresham Street, London EC2V 7HN and the Company's registered office at The Mound, Edinburgh EH1 1YZ up to and including the date of the AGM. The Articles and the New Articles will also be made available for inspection at the Edinburgh International Conference Centre, The Exchange, Edinburgh EH3 8EE, from 10.00 am on Thursday 11 May 2017 until the end of the AGM.

-END-

For further information:

Investor Relations
Douglas Radcliffe +44 (0) 20 7356 1571
Group Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Group Corporate Affairs
Matt Smith +44 (0) 20 7356 3522
Head of Corporate Media
Email: matt.smith@lloydsbanking.com

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 21 March 2017